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January 24, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, DC 20549-3628
Attn: Loan Lauren P. Nguyen, Special Counsel

Re:     Leucadia National Corporation
Registration Statement on Form S-4
Filed January 24, 2013
File No. 333-185318

Dear Ms. Nguyen:

On behalf of Leucadia National Corporation (“Leucadia” or the “Company”), please find responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) to Leucadia (File No. 333-185318) of January 23, 2013 regarding Leucadia’s registration statement on Form S-4 (the “Registration Statement”).

The Company is filing concurrently with this letter an amendment to the Registration Statement (“Amendment No. 2”), which includes revisions to the Registration Statement in response to the Staff’s comments. Enclosed with this letter are marked copies of Amendment No. 2 showing changes to the Amendment No. 1 to the Registration Statement that was filed on January 14, 2013.

Set forth below in bold are comments from the Staff’s letter. Immediately below each of the Staff’s comments is the Company’s response to that comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

General

1.

          We note that on January 17, 2013, Jefferies filed a prospectus supplement to offer 600,000,000 aggregate principal amount of its 5.125% Senior Notes due 2023 and $400,000,000 aggregate principal amount of its 6.50% Senior Notes due 2043. Please tell us what, if any, effect this offering will have on the transactions described in your Form S-4.

The Company respectfully advises the Staff that the offering will not have an effect on the transactions and is unrelated to the proposed transactions. In response to the Staff’s comment, the disclosure has been revised on page 35 of Amendment No. 2.

Ms. Loan Lauren P. Nguyen
U.S. Securities and Exchange Commission
January 24, 2013

2.

          We note your response to prior comment 2 and reissue in part. We note your disclosure on the cover page and throughout that Mr. Cumming and Mr. Steinberg recused themselves of consideration of the transaction on behalf of Jefferies. Please revise to balance such disclosure by stating that Mr. Cumming and Mr. Steinberg did not recuse themselves of consideration of the transaction on behalf of Leucadia.

In response to the Staff’s comment, the disclosure has been revised on the cover page, the Jefferies’ Notice of Special Meeting, pages vii, 3, 7, 9 and 79 of Amendment No. 2.

In what ways do the interests of certain directors and officers [ ... ] differ, page viii

3.	Please revise to quantify here the financial terms that Mr. Cumming will receive upon the consummation of the transactions.

In response to the Staff’s comment, the disclosure has been revised on pages viii-ix of Amendment No. 2.

Risk Factors, page 27

Although Leucadia expects that [ ...] combination with Jefferies will result in benefits, page 31

4.	Please revise to remove the mitigating language from the subheading to the risk factor.

In response to the Staff’s comment, the disclosure has been revised on page 32 of Amendment No. 2.

Background of the Transactions, page 52

5.	We note general references to management of Jefferies and Leucadia throughout this section. Please revise to disclose the members of management that were involved in the respective discussions.

In response to the Staff’s comment, the disclosure has been revised on pages 54-57 and 60 of Amendment No. 2.

6.	You have provided disclosure regarding Mass Mutual as it relates to the Jefferies preferred stock. Please revise to disclose the amount of Jefferies preferred stock that Mass Mutual owns.

In response to the Staff’s comment, the disclosure has been revised on page pages 12, 59 and 96 of Amendment No. 2.

Ms. Loan Lauren P. Nguyen
U.S. Securities and Exchange Commission
January 24, 2013

Opinion of Citigroup Global Markets Inc., page 63

7.	We note that Citigroup also prepared a comparable companies analysis as it relates to Jefferies. Please revise to include such analysis or explain to us why you have not included the disclosure.

The Company respectfully notes that it has been advised by Citigroup that it did not, in arriving at its opinion, conduct a selected company analysis that is comparable to the other valuation analyses conducted by Citigroup for purposes of its opinion and described in more detail in the section entitled “The Transactions - Opinion of Citigroup Global Markets Inc. – Jefferies.” For instance, Citigroup did not, for purposes of its opinion, derive a range of implied per share equity values for Jefferies’ common stock from its review of selected full-service investment banks and other securities-related firms that was then compared to the implied per share consideration value of Jefferies’ common stock. Rather, Citigroup reviewed certain financial and stock market information of selected full-service investment banks and other securities-related firms solely for informational purposes, as noted in the first sentence under “- Other Information” on page 72 of Amendment No. 2. Citigroup advised the Company that its review of selected full-service investment banks and other securities-related firms is not referenced on p. 6 “Summary Valuation Analysis — J Co”, of the November 11, 2012 Citigroup presentation to the Jefferies transaction committee that was supplementally provided to the Staff and reflects the analysis utilized by Citigroup for purposes of its fairness opinion. In addition, the Company respectfully refers the Staff to the second sentence under “- Other Information” on page 72 of Amendment No. 2, which explains that in preparing its opinion Citigroup noted that, due to Jefferies’ size and market position, no full-service investment bank or securities-related firm is clearly comparable to Jefferies.

Jefferies, page 67

Sum of the Parts Analysis, page 72

8.

          We note your response to our prior comment 26 that certain Leucadia investments were not considered for purposes of the sum-of-the-parts analysis “due to a lack of information as to the identity and book values of such assets.” With a view towards revised disclose, please tell us why Leucadia did not provide the identity and book values of such assets to Citigroup for the purposes of this analysis. If Leucadia’s decision was based on certain quantitative and qualitative factors, please disclose such.

Ms. Loan Lauren P. Nguyen
U.S. Securities and Exchange Commission
January 24, 2013

The identity and individual book values of each of the other investments was not provided to Citi and Citi did not request such information.  Citi did not take into account these other investments, whose aggregate book value represented less than 2% of Leucadia's most recently reported book value, or Crimson in light of the contemplated distribution of Crimson to existing Leucadia shareholders prior to the consummation of the transactions.  In response to the Staff's comment, the disclosure has been revised on page 73 of Amendment No. 2.

Material U.S. Federal Income Tax Consequences, page 88

Tax Consequences of the Transactions, page 90

9.

          We note your revised disclosure in response to our prior comment 30. Please revise the first paragraph of this opinion to clarify that the opinions relied on representation letters provided by Jefferies and Leucadia as to questions of fact.

In response to the Staff’s comment, the disclosure has been revised on page 91 of Amendment No. 2.

Regulatory Clearances Required for the Transactions, page 91

10.

          You state throughout that the second merger agreement is conditioned upon the receipt of “certain regulatory approval.” Please revise to clarify which regulatory approvals are required for the consummation of the transaction. If certain conditions may be waived, please explain. Also update the disclosure under this section as appropriate.

In response to the Staff’s comment, the disclosure has been revised on pages 14, 92-93 and 101 of Amendment No. 2.

Exhibit 5.1

11.	Please have counsel revise to remove the exception regarding Section 630 of the New York Business Corporation Law or tell us why counsel believes that such exception is appropriate.

In response to the Staff’s comment, the language has been revised on page 2 of Exhibit 5.1 of Amendment No. 2.

Exhibits 8.1 and 8.2

12.

          Please have counsel revise assumption (3) in the first complete paragraph on page 2 of Exhibits 8.1 and 8.2 to clarify that counsel only relied upon the accuracy and completeness of the representations as to matters of fact.

In response to the Staff’s comment, the language has been revised on page 2 of each of Exhibits 8.1 and 8.2 of Amendment No. 2.

13.	Please have counsel revise to remove the first sentence on page 3 of Exhibits 8.1 and 8.2 as it is inappropriate to limit the reliance on the opinions.

Ms. Loan Lauren P. Nguyen
U.S. Securities and Exchange Commission
January 24, 2013

In response to the Staff’s comment, the language has been revised on pages 2 and 3 of each of Exhibits 8.1 and 8.2 of Amendment No. 2.

Courtesy packets containing a copy of this letter and marked copies of Amendment No. 2 to the Registration Statement showing changes to Amendment No. 1 to the Registration Statement filed on January 14, 2013 will be physically delivered to each member of the Staff referenced in your letter dated January 23, 2013.

If you have any questions or would like to discuss any of the responses, please do not hesitate to call Andrea Bernstein (212-310-8528) or Matthew Gilroy (212-310-8961) or, if more convenient, contact us via e-mail (andrea.bernstein@weil.com or matthew.gilroy@weil.com).

Sincerely,

Andrea Bernstein

cc:	Joseph A. Orlando
Vice President and Chief Financial Officer
Leucadia National Corporation

Michael J. Sharp
Executive Vice President, General Counsel and Secretary
Jefferies Group, Inc.

Matthew J. Gilroy
Partner
Weil, Gotshal & Manges LLP

R. Alec Dawson
Partner
Morgan, Lewis & Bockius LLP

Edward E. Herlihy
Partner
Wachtell, Lipton, Rosen & Katz

David E. Shapiro
Partner
Wachtell, Lipton, Rosen & Katz